Exhibit 99.1

Tekmira Partner Alnylam Presents Additional ALN-VSP Interim Phase 1 Clinical

Trial Data at the Chemotherapy Foundation Symposium

FOR IMMEDIATE RELEASE	November 10, 2010

VANCOUVER, BC – Tekmira Pharmaceuticals Corporation (TSX: TKM), a leader in RNA interference (RNAi) therapeutics, announced today that one of the Company’s collaborative partners, Alnylam Pharmaceuticals, Inc. (Nasdaq: ALNY), presented additional interim data from an ongoing Phase 1 human clinical trial of ALN-VSP. The new results from the initial 28 patients in the first six dose cohorts demonstrate that ALN-VSP is generally well tolerated.

ALN-VSP utilizes Tekmira’s lipid nanoparticle (LNP) technology and is a systemically delivered, novel RNAi therapeutic being developed as a treatment for advanced solid tumors with liver involvement.

Dr. Mark J. Murray, Tekmira’s President and CEO, said, “We are encouraged by the data presented today and by the progress being made by our partner Alnylam. ALN-VSP, Alnylam’s most advanced systemic product candidate, has proven to be generally well tolerated. These data provide further validation of the utility of Tekmira’s leading LNP technology. We look forward to additional clinical data being presented for ALN-VSP as well as clinical data from ALN-TTR01, an Alnylam product candidate that entered a Phase 1 clinical trial in July, 2010.”

Alnylam’s ALN-VSP data are being presented today at the Chemotherapy Foundation Symposium meeting being held in New York City. Data from pharmacodynamic measurements shown earlier this year provided preliminary evidence of clinical activity, and new results from the first six dose cohorts demonstrate that ALN-VSP is generally well tolerated. A total of 127 doses of ALN-VSP ranging from 0.1 to 1.25 mg/kg have been administered to 28 patients. The study has not yet reached a maximum tolerated dose (MTD) and the trial continues to enroll patients with dose escalation.

Tekmira is the manufacturer of ALN-VSP and ALN-TTR01 for Alnylam and will benefit as these products advance through clinical development and commercialization by earning milestone payments as well as royalties on product sales. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics.

About RNAi and Tekmira’s LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by “silencing” disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as “siRNAs,” require delivery technology to be effective systemically. LNP technology is one of the most widely used siRNA delivery approaches for systemic administration. Tekmira’s LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles which are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira’s LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading LNP delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-looking Statements and Information

This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets”, “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Alnylam’s ALN-VSP product development program as a treatment of advanced solid tumors with liver involvement; the advancement of products that utilize Tekmira’s lipid nanoparticle technology; the advancement of ALN-VSP and ALN-TTR01 through clinical development and commercialization with corresponding milestone and royalty payments to Tekmira; and the use of Tekmira’s LNP technology by Tekmira’s licensees.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; the timing and results of clinical data releases and use of LNP technology by Tekmira’s development partners and licensees; and payments to be received under contracts with Tekmira’s collaborative partners. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; Tekmira’s development partners and licensees conducting clinical trials and development programs will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira’s collaborative partners will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; clinical trials may not generate results that warrant future development of the tested drug candidate; funding from research and product development partners may not be provided when required under agreements with those partners.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Annual Information Form dated March 31, 2010 available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information

Investors

Adam Peeler

The Equicom Group

Phone: 416-815-0700 x 225

Email: apeeler@equicomgroup.com

Ian Mortimer

Executive Vice President and Chief Financial Officer

Phone: 604-419-3200

Media

David Ryan

Longview Communications Inc.

Phone: 604-694-6031

Email: dryan@longviewcomms.ca